180 LIFE SCIENCES CORP.
3000 El Camino Real, Bldg. 4, Suite 200
Palo Alto, CA 94306

June 22, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tim Buchmiller Abby Adams

Re:	180 Life Sciences Corp.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3
Filed June 3, 2022
File No. 333-259209

Dear Mr. Buchmiller and Ms. Adams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 180 Life Sciences Corp. hereby requests that the effective date of the above-referenced Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 on Form S-3 be accelerated so that it will become effective at 4:00 p.m. Eastern time on June 24, 2022, or as soon as practicable thereafter.

Please contact Fahd M.T. Riaz or Stephen P. Alicanti, each of DLA Piper LLP (US), at (215) 656-3316 or (212) 335-4783, respectively, with any questions and please notify them when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Sincerely,

180 LIFE SCIENCES CORP.

By:	/s/ Ozan Pamir
Ozan Pamir
Interim Chief Financial Officer

cc:	James N. Woody, 180 Life Sciences Corp.
Fahd M.T. Riaz, DLA Piper LLP (US)
Stephen P. Alicanti, DLA Piper LLP (US)